EXHIBIT 1

January 28, 2008

Brewing Ventures LLC

c/o Steven J. Wagenheim

Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

St. Louis Park, MN

and

Arthur E. Pew III

2515 Manitou Island

White Bear Lake, MN 55110

Re:                             Distribution of my Interest in Brewing Ventures LLC

Dear Steve and Art:

Because I have certain financial obligations to satisfy, I have requested that Brewing Ventures LLC (“Brewing Ventures”) distribute to me, shares of Granite City Food & Brewery Ltd. (“GCFB”) stock owned by Brewing Ventures equivalent to my pro-rata interest therein.  I therefore request that you redeem my interest in Brewing Ventures and distribute to me, my pro-rata percentage of the GCFB shares, equaling approximately 199,500 shares of GCFB common stock (the “Shares”).  I acknowledge that Brewing Ventures has a major economic stake in GCFB.  In consideration of this agreement, I acknowledge and agree that:

1.                                       The redemption of my interest in Brewing Ventures and distribution of the Shares is subject to approval of the Board of Governors and the members of Brewing Ventures.

2.                                       I agree that if the redemption of my interest in Brewing Ventures is approved by the Board of Governors and the Members thereof, I will accept, as an initial distribution, 100,000 of the Shares; and that the remainder of the Shares will be disbursed over a six month period by Brewing Ventures to me at the rate of 15,000 Shares per month, commencing 30 days following the initial distribution of 100,000 Shares to me, followed by a final distribution of 9,500 shares.  I will take responsibility for contacting the Company each month to obtain such monthly distribution.  The parties acknowledge that the purpose of such monthly distributions is to minimize the impact of my sales of the Shares on the market for GCFB stock.

3.                                       I hereby resign from any manager or employment position I may have with Brewing Ventures.

4.                                       I agree to indemnify and hold Brewing Ventures, its governors, managers and members (each an “Indemnified Person”), harmless from any liability or other cost or expense (including reasonable attorneys’ fees) incurred in connection with the distribution of the Shares to me and my ultimate sale or disposition of the Shares; provided, however, in no event will I be obligated to indemnify any Indemnified Person to the extent that such liability, cost or expense is found by a court of competent jurisdiction in a judgment which has become final and is not subject to appeal or review to have resulted from such person’s bad faith, gross negligence or willful misconduct.  I release Brewing Ventures, its governors, managers and members, from and against any claims, liabilities or causes of action, known or unknown, that I may have now or in the future arising out of or in connection with my membership in Brewing Ventures and agree to indemnify and hold them harmless from any liability, cost or expense (including reasonable attorneys’ fees) arising out of this Agreement or my obligations hereunder.

5.                                       As a further condition to the release of the Shares to me, I advise you that:  (a) I have no claim against GCFB and will not assert a claim against GCFB, arising out of my employment or the termination thereof; (b) I hereby release GCFB, which shall be deemed a third party beneficiary of this agreement, from any and all claims, liabilities, causes of action known or unknown, that I may have now or in the future arising out of my interests therein as a shareholder or my employment with GCFB; and (c) agree that as a condition to the distribution of the Shares to me, that I will execute and deliver to GCFB a release in the form of Exhibit A attached hereto (the “Release”) and incorporated herein.  I understand that I have 21 days to consider the Release from the date I receive it and that after I sign it, I will have 15 days in which I can elect to rescind the Release.  I further understand that unless waived by the Company, I will not receive any distribution of the Shares until after I have signed the Release and the 15-day rescission period has ended, and that if I do rescind the Release, no distribution will be made to me. If the any shares are released to me prior to the elapse of such 15 day period, and I rescind the Release, I agree to return to the Company all of such Shares and thereupon this Agreement will be void, except that I will be responsible for the payment of all expenses, including legal fees, incurred by the Company and its governors, officers and members in connection with the preparation, negotiation of this agreement, including, but not limited to, fees and expenses incurred in connection with SEC reporting and filings.  I hereby grant the Company a security interest in the Shares, which interest will lapse if I have not rescinded the Release within such 15-day period.

6.                                       I have not received or relied upon or received any legal or tax advice from Briggs and Morgan P.A., other than advice from that firm on behalf of GCFB that the Shares will constitute “restricted securities” as that term is defined under federal securities laws and that my resale of such securities must comply with applicable rules and regulations under such laws and, in particular, SEC Rule 144.  I will consult with my own counsel in connection with this Agreement and the other agreements contemplated hereby and acknowledge that Briggs and Morgan, P.A. has not represented or advised me in connection with the transactions contemplated hereby.

7.                                       I acknowledge that Brewing Ventures has incurred and will incur expense in connection with my request for a distribution and the actual distribution of the Shares to me, including legal and accounting fees.  I acknowledge that Brewing Ventures has agreed to reimburse GCFB for any expenses that it incurs as a result of the transaction contemplated hereby.  I agree to reimburse Brewing Ventures in full for any and all of such expenses and agree to pledge to Brewing Ventures and hereby grant a security interest in 8,000 of the Shares of GCFB common stock as security for my payment of such expenses.

8.                                       If the redemption of my interest and the distribution of the Shares as described above is not approved by the Board of Governors and Members of Brewing Ventures, this agreement shall be null and void.

9.                                       I agree to cooperate with Brewing Ventures and GCFB and execute such additional documents as may be reasonably required or appropriate to accomplish the distribution to me of the Shares.

10.                                 I understand Brewing Ventures and GCFB has agreed to execute a limited release and non-disparagement agreement in the form of Exhibit B hereto, in which I agree to indemnify Brewing Ventures and GCFB under certain circumstances and agree to not disparage Brewing Ventures, GCFB, or their officers, directors, employees, agents, or their business or their business practices.

Very truly yours,

/s/ Mitchel I. Wachman
Mitchel I. Wachman